PainReform Ltd.
65 Yigal Alon St.
Tel Aviv, Israel 6744316

December 11, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	PainReform Ltd. (CIK 0001801834) Registration Statement No. 333-283655 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

PainReform Ltd. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on December 12, 2024 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Eyal Peled at +1 212.801.9210. The Company hereby authorizes Mr. Peled to orally modify or withdraw this request for acceleration.

Very truly yours,

PAINREFORM LTD.

By:	/s/ Ehud Geller
Ehud Geller Interim Chief Executive Officer